TRINIDAD
ENERGY SERVICES INCOME TRUST


06017471

82-34867

September 28, 2006


SEC MAIL PROCESSING
RECEIVED
OCT 0 5 2006
WASH, D.C.
185
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's new release for September 25, 2006. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

JFrancom

Jenna Francom for:

E. Tara Wood
Executive Assistant

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com


TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: September 25, 2006
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES 2006 U.S. TAX INFORMATION

The following information is being provided to assist U.S. individual unitholders of Trinidad Energy Services Income Trust ("Trinidad") in reporting distributions received from Trinidad during 2006 on their Internal Revenue Services ("IRS") Form 1040, "U.S. Individual Income Tax Form" ("Form 1040").

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of Trinidad trust units. Holders or potential holders of the Trinidad trust units should consult their own legal and tax advisors as to their particular tax consequences of holding Trinidad trust units.

In consultation with its U.S. tax advisors, Trinidad believes that its trust units should be properly classified as equity in a corporation and that dividends paid to individual U.S. unitholders should be "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2006 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to capital gains. The split of distributions between qualified dividends and return of capital will be announced subsequent to the completion of the 2006 fiscal year.

Trinidad has not received an IRS letter ruling on this matter.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 17 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com